
03023864

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Financial Asset Securities Corp.	**0001003197**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, June 25, 2003, Series 2003-FFC	**333-104153**

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
JUN 27 2003
THOMSON FINANCIAL


JUN 26 2003
WASH., D.C.
SECTION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 25, 2003

FINANCIAL ASSET SECURITIES CORP.



By: ______________________

Name: Frank Skibo

Title: Senior Vice-President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

First Franklin Mortgage Loan Trust 2003-FFC

Marketing Materials

$198,473,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Chase Manhattan Mortgage Corp.
Servicer

First Franklin Financial Corporation
Originator


RBS Greenwich Capital

Underwriter

Preliminary Term Sheet ***Date Prepared: May 29, 2003***

$198,473,000 (Approximate)
First Franklin Mortgage Loan Trust 2003-FFC

Class[1,2,3]	Principal Amount ($)	WAL (Years) Call/Mat [5]	Payment Window (Mths) Call/Mat[5]	Expected Rating S&P/Moody's	Assumed Final Distribution Date	Certificate Type
A	$158,681,000	2.71/2.94	1-99/1-224	AAA/Aaa	November 2032	Floating Rate Senior
M-1	$21,886,000	5.44/6.01	38-99/38-190	AA/Aa2	November 2032	Floating Rate Subordinate
M-2	$9,948,000	5.42/5.95	37-99/37-171	A/A2	November 2032	Floating Rate Subordinate
M-3	$5,471,000	5.41/5.76	37-99/37-148	BBB+/Baa1	November 2032	Floating Rate Subordinate
M-4	$2,487,000	4.84/4.85	37-99/37-106	BBB/Baa2	November 2032	Floating Rate Subordinate
S [4]	Notional	N/A	N/A	AAA/Aaa	December 2005	Interest Only Senior
Total:	**$198,473,000**					

(1) *The Class A, Class S, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (the "Offered Certificates") are backed primarily by the cash flow from a pool of fixed-rate, second-lien Mortgage Loans. The principal balance (or notional balance) of each class of Offered Certificates (as defined herein) is subject to a 10% variance.*

(2) *The Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates are priced to call. The margin on the Class A Certificates doubles and the margin on the Class M-1, Class M-2, Class M-3 and Class M-4 Certificates will increase by 0.50% on the first Distribution Date after the clean-up call date.*

(3) *See "Net WAC Rate" herein.*

(4) *The Class S Certificates are a class of interest-only certificates and are not entitled to any principal payments. They will accrue interest at a rate of 6% per annum on a notional balance amount equal to the lesser of (i) the applicable amount as set forth in the Class S Notional Amount Schedule herein and (ii) the aggregate principal balance of the Mortgage Loans. The Class S Certificates will not receive any payments after the 30th Distribution Date.*

(5) *See "Pricing Prepayment Speed" herein.*

Depositor:	Financial Asset Securities Corp.
Servicer:	Chase Manhattan Mortgage Corp.
Underwriter:	Greenwich Capital Markets, Inc.
Trustee:	Wells Fargo Bank Minnesota, National Association.
Originator:	First Franklin Financial Corporation ("***First Franklin***"), a subsidiary of National City Corporation.
Pool Policy Provider:	Amerin Guaranty.
Offered Certificates:	The Class A Certificates and the Class S Certificates (together the "***Senior Certificates***") and the Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (together, the "***Subordinate Certificates***") are referred to herein as the "***Offered Certificates.***" The Trust will also issue the Class C, Class X, Class P and Class R Certificates, none of which will be publicly offered.
Federal Tax Status:	The Offered Certificates will represent ownership of REMIC regular interests for tax purposes.

Registration:	The Offered Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Cut-off Date:	The close of business on June 1, 2003.
Expected Pricing Date:	On or about May 30, 2003.
Expected Closing Date:	On or about June 26, 2003.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in July 2003.
Accrued Interest:	The price to be paid by investors for the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates will not include accrued interest (settling flat). The price to be paid by investors for the Class S Certificates will include accrued interest from June 1, 2003 up to, but not including, the Closing Date ([25] days).
Interest Accrual Period:	The interest accrual period for each Distribution Date with respect to the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis). The interest accrual period for the Class S Certificates will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Offered Certificates ***will not*** constitute "mortgage related securities" for purposes of SMMEA.
Optional Termination:	The terms of the transaction allow for a clean-up call (the "***Clean-up Call***") which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Pricing Prepayment Speed:	The Offered Certificates will be priced based on the following collateral prepayment assumption: 120% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter).

Mortgage Loans: As of the Cut-off Date, the aggregate scheduled principal balance of the mortgage loans described herein is assumed to be approximately $198,971,170 (the "***Mortgage Loans***"), consisting of a pool of fixed-rate, fully-amortizing and balloon, second-lien mortgage loans. See the attached collateral descriptions for additional information on the Mortgage Loans.

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of the servicing fee rate, the trustee fee rate, and the pool insurance policy fee rate, if applicable.

Pass-Through Rate: The "***Pass-Through Rate***" on each Class of Offered Certificates (other than the Class S Certificates) will be equal to the lesser of (i) One Month LIBOR plus the related margin and (ii) the related Net WAC Rate.

The Pass-Through Rate on the Class S Certificates will be equal to 6.00% for the first 30 Distribution Dates and thereafter will be equal to 0.00%.

Net WAC Rate: The "***Net WAC Rate***" on each class of Offered Certificates (other than the Class S Certificates) will be the equal to (a) the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans less (b) the Pass-Through Rate of the Class S Certificates multiplied by a fraction equal to (i) the notional balance of the Class S Certificates divided by (ii) the aggregate principal balance of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Net WAC Rate Carryover Amount: If on any Distribution Date the Pass-Through Rate for any Class of Offered Certificates (other than the Class S Certificates) is limited by the Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on LIBOR plus the applicable margin over (b) the amount of interest actually accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest at the related Pass-Through Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Yield Maintenance Agreement: On the Closing Date, the Trustee will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts on the Offered Certificates (other than the Class S Certificates) pro rata based on the aggregate principal balance of the Offered Certificates.

Monthly Servicer Advances: The Servicer is required to advance interest only (net of the servicing fee) for any delinquent Mortgage Loan, but is not required to make any advance the Servicer deems to be non-recoverable.

Charge-off Policy: Any Mortgage Loan delinquent more than 180 days will be generally charged off. Any recoveries of principal and interest on any of the Mortgage Loans will be distributed solely to the holders of the Class X Certificates.

Credit Enhancement:

Consists of the following:
1) Pool Policy;
2) Excess Cashflow;
3) Overcollateralization Amount; and
4) Subordination.

Pool Policy:

Approximately [98.27]% of the aggregate principal balance of the Mortgage Loans (the "***Covered Mortgage Loans***") are covered by mortgage pool insurance policy, the "***Pool Policy***." The Pool Policy will cover up to 15.25% of credit losses on such mortgage loans. The premium on the Covered Mortgage Loans will be paid in accordance with the pooling agreement.

Excess Cashflow:

The "Excess Cashflow" for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Subordination:

If the Pool Policy, Excess Cashflow and overcollateralization are insufficient to cover Realized Losses, the certificate principal balances of the Subordinate Certificates will be reduced by such Realized Losses in reverse order of seniority.

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate principal balance of the Offered Certificates and the Class P Certificates. Excess Cashflow, to the extent available, will be used to maintain the Required Overcollateralization Amount.

Required Overcollateralization Amount:

On any Distribution Date on which an OC Step Up Event is not in effect, the "***Required Overcollateralization Amount***" is equal to 0.25% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

On any Distribution Date on which an OC Step Up Event is in effect, the Required Overcollateralization Amount is equal to:
(i) prior to the Stepdown Date, [1.05]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; and
(ii) on or after the Stepdown Date, the greater of:
(a) [2.10]% of the current aggregate principal balance of the Mortgage Loans;
(b) the OC Floor.

On any Distribution Date on which a Trigger Event is in effect, the Required Overcollateralization Amount will be equal to the Required Overcollateralization Amount as of the preceding Distribution Date.

Stepdown Date:

The earlier to occur of
(i) the Distribution Date on which the principal balance of the Class A Certificates has been reduced to zero and
(ii) the later to occur of
  (x) the Distribution Date occurring in [July 2006] and
  (y) the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to [40.50]%.

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate principal balance of the Subordinate Certificates and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

OC Step Up Event:

An "***OC Step Up Event***" is in effect any Distribution Date, if the cumulative defaulted Mortgage Loans as a percentage of the principal balance of the Mortgage Loans as of the Cut-off Date, for the related Distribution Date are greater than:

Distribution Date	Percentage
July 2005 to June 2006	[5.00]%
July 2006 to July 2007	[7.00]%
July 2007 to June 2008	[9.50]%
July 2008 and thereafter	[11.00]%

Delinquency Trigger Event:

A "***Delinquency Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the 60+ delinquency percentage exceeds [21]% of the current Credit Enhancement Percentage.

Loss Trigger Event:

A "***Loss Trigger Event***" is in effect any Distribution Date, if the cumulative defaulted Mortgage Loans as a percentage of the principal balance of the Mortgage Loans as of the Cut-off Date, for the related Distribution Date are greater than:

Distribution Date	Percentage
July 2006 to June 2007	[8.00]%
July 2007 to June 2008	[10.50]%
July 2008 to June 2009	[12.50]%
July 2009 to June 2010	[13.00]%
July 2010 and thereafter	[14.00]%

Trigger Event:

A "***Trigger Event***" is in effect with respect to any Distribution Date if either a Loss Trigger Event or a Delinquency Trigger Event is in effect on such Distribution Date.

Realized Losses:

If a Mortgage Loan is charged-off, the outstanding principal balance plus any amounts payable or reimbursable to the Master Servicer (including any proceeds from the Pool Policy with respect to the Covered Mortgage Loans and only up to a certain loss threshold) with respect to such Mortgage Loan is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first by Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class M-4 Certificates, second to the Class M-3 Certificates, third to the Class M-2 Certificates and fourth, to the Class M-1 Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds, net of servicing, trustee fees and the fees payable to the Pool Policy Provider, as follows: first to pay monthly interest plus any previously unpaid interest to the Senior Certificates, second, to pay monthly interest to the Class M-1 Certificates, third, monthly interest to the Class M-2 Certificates, fourth, monthly interest to the Class M-3 Certificates and fifth, monthly interest to the Class M-4 Certificates.
2) Principal funds, as follows: monthly principal to the Class A Certificates, as described under "Principal Paydown", then monthly principal to the Class M-1 Certificates as described under "Principal Paydown", then monthly principal to the Class M-2 Certificates as described under "Principal Paydown," then monthly principal to the Class M-3 Certificates as described under "Principal Paydown," then monthly principal to the Class M-4 Certificates as described under "Principal Paydown."
3) Excess Cashflow as follows: as principal to the Offered Certificates (other than the Class S Certificates) to build the Overcollateralization Amount as described under "Principal Paydown" in the order of priority described below, then any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates.
4) From the proceeds of the Yield Maintenance Agreement, to pay any Net WAC Rate Carryover Amount *pro rata* based on the aggregate principal balance of the Offered Certificates (other than the Class S Certificates).
5) To the extent available, any remaining Excess Cashflow to pay any remaining Net WAC Rate Carryover Amount, first to the Class A Certificates, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates and lastly to the Class M-4 Certificates.
6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

Principal Paydown:

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Class A Certificates, provided, however if the Class A Certificates have been retired, principal will be applied sequentially in the following order of priority: 1) Class M-1 Certificates, 2) Class M-2 Certificates, 3) Class M-3 Certificates and 4) Class M-4 Certificates.
2) On or after the Stepdown Date and if a Trigger Event is not in effect, the Offered Certificates (other than the Class S Certificates) will be entitled to receive payments of principal in the following order of priority: first to the Class A Certificates, such that the Class A Certificates will have at least [40.50]% credit enhancement ([42.10]% credit enhancement if an OC Step Up Event exists), second to the Class M-1 Certificates such that the Class M-1 Certificates will have at least [18.50]% credit enhancement ([20.10]% credit enhancement if an OC Step Up Event exists), third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least [8.50]% credit enhancement ([10.10]% credit enhancement if an OC Step Up Event exists), fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have at least [3.00]% credit enhancement ([4.60]% credit enhancement if an OC Step Up Event exists)and fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have at least [0.50]% credit enhancement ([2.10]% credit enhancement if an OC Step Up Event exists) (subject, in each case, to any overcollateralization floors).

CLASS S NOTIONAL AMOUNT SCHEDULE

Period	Date	Class A-IO Notional Amount
1	7/25/2003	$39,794,000
2	8/25/2003	$39,794,000
3	9/25/2003	$39,794,000
4	10/25/2003	$39,794,000
5	11/25/2003	$39,794,000
6	12/25/2003	$39,794,000
7	1/25/2004	$39,794,000
8	2/25/2004	$39,794,000
9	3/25/2004	$19,897,000
10	4/25/2004	$19,897,000
11	5/25/2004	$19,897,000
12	6/25/2004	$19,897,000
13	7/25/2004	$19,897,000
14	8/25/2004	$19,897,000
15	9/25/2004	$19,897,000
16	10/25/2004	$19,897,000
17	11/25/2004	$19,897,000
18	12/25/2004	$19,897,000
19	1/25/2005	$19,897,000
20	2/25/2005	$19,897,000
21	3/25/2005	$19,897,000
22	4/25/2005	$19,897,000
23	5/25/2005	$19,897,000
24	6/25/2005	$19,897,000
25	7/25/2005	$19,897,000
26	8/25/2005	$19,897,000
27	9/25/2005	$19,897,000
28	10/25/2005	$19,897,000
29	11/25/2005	$19,897,000
30	12/25/2005	$19,897,000
31	1/25/2006	$0

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables

Class A To Call

Prepay Speed	0% PPC	50% PPC	85% PPC	120% PPC	150% PPC	175% PPC	200% PPC
WAL (yr)	14.72	6.05	3.91	2.71	2.04	1.59	1.23
MDUR (yr)	12.77	5.52	3.65	2.58	1.96	1.54	1.21
First Prin Pay	07/25/03	07/25/03	07/25/03	07/25/03	07/25/03	07/25/03	07/25/03
Last Prin Pay	09/25/22	06/25/18	02/25/15	09/25/11	11/25/09	10/25/08	12/25/07

Class A To Maturity

Prepay Speed	0% PPC	50% PPC	85% PPC	120% PPC	150% PPC	175% PPC	200% PPC
WAL (yr)	14.72	6.29	4.13	2.94	2.23	1.76	1.31
MDUR (yr)	12.77	5.70	3.83	2.77	2.12	1.69	1.27
First Prin Pay	07/25/03	07/25/03	07/25/03	07/25/03	07/25/03	07/25/03	07/25/03
Last Prin Pay	10/25/22	09/25/22	09/25/22	02/25/22	04/25/18	01/25/17	12/25/14

Class M-1 To Call

Prepay Speed	0% PPC	50% PPC	85% PPC	120% PPC	150% PPC	175% PPC	200% PPC
WAL (yr)	18.75	11.50	7.69	5.44	4.61	4.43	4.35
MDUR (yr)	15.21	9.98	6.93	5.05	4.33	4.18	4.11
First Prin Pay	09/25/17	09/25/09	02/25/07	08/25/06	10/25/06	12/25/06	03/25/07
Last Prin Pay	09/25/22	06/25/18	02/25/15	09/25/11	11/25/09	10/25/08	12/25/07

Class M-1 To Maturity

Prepay Speed	0% PPC	50% PPC	85% PPC	120% PPC	150% PPC	175% PPC	200% PPC
WAL (yr)	18.75	12.13	8.30	6.01	5.09	4.84	5.19
MDUR (yr)	15.21	10.43	7.39	5.50	4.73	4.53	4.84
First Prin Pay	09/25/17	09/25/09	02/25/07	08/25/06	10/25/06	12/25/06	03/25/07
Last Prin Pay	10/25/22	09/25/22	09/25/22	04/25/19	04/25/17	01/25/15	04/25/13

Weighted Average Life Tables

Class M-2 To Call

Prepay Speed	0% PPC	50% PPC	85% PPC	120% PPC	150% PPC	175% PPC	200% PPC
WAL (yr)	18.75	11.50	7.69	5.42	4.43	3.99	3.76
MDUR (yr)	13.88	9.38	6.62	4.85	4.05	3.68	3.49
First Prin Pay	09/25/17	09/25/09	02/25/07	07/25/06	08/25/06	09/25/06	10/25/06
Last Prin Pay	09/25/22	06/25/18	02/25/15	09/25/11	11/25/09	10/25/08	12/25/07

Class M-2 To Maturity

Prepay Speed	0% PPC	50% PPC	85% PPC	120% PPC	150% PPC	175% PPC	200% PPC
WAL (yr)	18.75	12.13	8.23	5.95	4.86	4.35	4.08
MDUR (yr)	13.88	9.75	6.97	5.23	4.38	3.97	3.75
First Prin Pay	09/25/17	09/25/09	02/25/07	07/25/06	08/25/06	09/25/06	10/25/06
Last Prin Pay	09/25/22	09/25/22	11/25/21	09/25/17	03/25/15	04/25/13	10/25/11

Class M-3 To Call

Prepay Speed	0% PPC	50% PPC	85% PPC	120% PPC	150% PPC	175% PPC	200% PPC
WAL (yr)	18.75	11.50	7.69	5.41	4.39	3.88	3.58
MDUR (yr)	12.32	8.64	6.23	4.63	3.86	3.47	3.23
First Prin Pay	09/25/17	09/25/09	02/25/07	07/25/06	07/25/06	07/25/06	07/25/06
Last Prin Pay	09/25/22	06/25/18	02/25/15	09/25/11	11/25/09	10/25/08	12/25/07

Class M-3 To Maturity

Prepay Speed	0% PPC	50% PPC	85% PPC	120% PPC	150% PPC	175% PPC	200% PPC
WAL (yr)	18.75	12.08	8.07	5.76	4.67	4.12	3.78
MDUR (yr)	12.32	8.91	6.44	4.85	4.06	3.65	3.38
First Prin Pay	09/25/17	09/25/09	02/25/07	07/25/06	07/25/06	07/25/06	07/25/06
Last Prin Pay	09/25/22	09/25/22	07/25/18	10/25/15	02/25/13	07/25/11	04/25/10

Weighted Average Life Tables

Class M-4 To Call

Prepay Speed	0% PPC	50% PPC	85% PPC	120% PPC	150% PPC	175% PPC	200% PPC
WAL (yr)	18.65	10.80	6.89	4.84	3.96	3.55	3.30
MDUR (yr)	11.52	7.90	5.53	4.11	3.46	3.15	2.95
First Prin Pay	09/25/17	09/25/09	02/25/07	07/25/06	07/25/06	07/25/06	07/25/06
Last Prin Pay	09/25/22	06/25/18	02/25/15	09/25/11	11/25/09	10/25/08	12/25/07

Class M-4 To Maturity

Prepay Speed	0% PPC	50% PPC	85% PPC	120% PPC	150% PPC	175% PPC	200% PPC
WAL (yr)	18.65	10.82	6.91	4.85	3.97	3.56	3.31
MDUR (yr)	11.52	7.91	5.54	4.12	3.47	3.15	2.96
First Prin Pay	09/25/17	09/25/09	02/25/07	07/25/06	07/25/06	07/25/06	07/25/06
Last Prin Pay	09/25/22	10/25/19	01/25/16	04/25/12	05/25/10	03/25/09	04/25/08

Yield Maintenance Agreement Schedule

Period	Accrual Date	Payment Date	Cap Schedule	Cap Strike	Cap Ceiling	Period	Accrual Date	Payment Date	Cap Schedule	Cap Strike	Cap Ceiling
1	06/26/03	07/25/03	198,971,170	8.06335	10.000000	51	08/25/07	09/25/07	62,150,203	8.70483	10.000000
2	07/25/03	08/25/03	195,130,766	7.52031	10.000000	52	09/25/07	10/25/07	60,704,878	8.99499	10.000000
3	08/25/03	09/25/03	191,010,168	7.49480	10.000000	53	10/25/07	11/25/07	59,292,767	8.70484	10.000000
4	09/25/03	10/25/03	186,622,697	7.71527	10.000000	54	11/25/07	12/25/07	57,913,115	8.99500	10.000000
5	10/25/03	11/25/03	182,327,574	7.43723	10.000000	55	12/25/07	01/25/08	56,565,179	8.70485	10.000000
6	11/25/03	12/25/03	178,130,576	7.65429	10.000000	56	01/25/08	02/25/08	55,248,235	8.70485	10.000000
7	12/25/03	01/25/04	174,029,471	7.37682	10.000000	57	02/25/08	03/25/08	53,961,576	9.30519	10.000000
8	01/25/04	02/25/04	170,022,078	7.34553	10.000000	58	03/25/08	04/25/08	52,704,511	8.70486	10.000000
9	02/25/04	03/25/04	166,106,264	8.56137	10.000000	59	04/25/08	05/25/08	51,476,363	8.99503	10.000000
10	03/25/04	04/25/04	162,279,945	7.99263	10.000000	60	05/25/08	06/25/08	50,276,472	8.70487	10.000000
11	04/25/04	05/25/04	158,541,087	8.24171	10.000000	61	06/25/08	07/25/08	49,104,192	8.99504	10.000000
12	05/25/04	06/25/04	154,887,697	7.95867	10.000000	62	07/25/08	08/25/08	47,958,894	8.70488	10.000000
13	06/25/04	07/25/04	151,317,832	8.20578	10.000000	63	08/25/08	09/25/08	46,839,959	8.70489	10.000000
14	07/25/04	08/25/04	147,829,590	7.92307	10.000000	64	09/25/08	10/25/08	45,746,787	8.99506	10.000000
15	08/25/04	09/25/04	144,421,114	7.90463	10.000000	65	10/25/08	11/25/08	44,678,788	8.70490	10.000000
16	09/25/04	10/25/04	141,090,588	8.14862	10.000000	66	11/25/08	12/25/08	43,635,387	8.99507	10.000000
17	10/25/04	11/25/04	137,836,238	7.86643	10.000000	67	12/25/08	01/25/09	42,616,022	8.70491	10.000000
18	11/25/04	12/25/04	134,656,330	8.10820	10.000000	68	01/25/09	02/25/09	41,620,143	8.70491	10.000000
19	12/25/04	01/25/05	131,549,170	7.82639	10.000000	69	02/25/09	03/25/09	40,647,214	9.63759	10.000000
20	01/25/05	02/25/05	128,513,100	7.80565	10.000000	70	03/25/09	04/25/09	39,696,710	8.70492	10.000000
21	02/25/05	03/25/05	125,546,502	8.61845	10.000000	71	04/25/09	05/25/09	38,768,118	8.99509	10.000000
22	03/25/05	04/25/05	122,647,796	7.76267	10.000000	72	05/25/09	06/25/09	37,860,936	8.70493	10.000000
23	04/25/05	05/25/05	119,815,434	7.99842	10.000000	73	06/25/09	07/25/09	36,974,677	8.99510	10.000000
24	05/25/05	06/25/05	117,047,905	7.71761	10.000000	74	07/25/09	08/25/09	36,108,860	8.70494	10.000000
25	06/25/05	07/25/05	114,343,734	7.95075	10.000000	75	08/25/09	09/25/09	35,263,018	8.70494	10.000000
26	07/25/05	08/25/05	111,701,477	7.67038	10.000000	76	09/25/09	10/25/09	34,436,694	8.99511	10.000000
27	08/25/05	09/25/05	109,119,724	7.64592	10.000000	77	10/25/09	11/25/09	33,629,442	8.70495	10.000000
28	09/25/05	10/25/05	106,597,097	7.87490	10.000000	78	11/25/09	12/25/09	32,840,826	8.99512	10.000000
29	10/25/05	11/25/05	104,132,249	7.59522	10.000000	79	12/25/09	01/25/10	32,070,418	8.70495	10.000000
30	11/25/05	12/25/05	101,723,863	7.82126	10.000000	80	01/25/10	02/25/10	31,317,802	8.70496	10.000000
31	12/25/05	01/25/06	99,370,653	8.70470	10.000000	81	02/25/10	03/25/10	30,582,570	9.63763	10.000000
32	01/25/06	02/25/06	97,071,363	8.70471	10.000000	82	03/25/10	04/25/10	29,864,326	8.70496	10.000000
33	02/25/06	03/25/06	94,824,762	9.63736	10.000000	83	04/25/10	05/25/10	29,162,679	8.99513	10.000000
34	03/25/06	04/25/06	92,629,651	8.70472	10.000000	84	05/25/10	06/25/10	28,477,250	8.70497	10.000000
35	04/25/06	05/25/06	90,484,856	8.99489	10.000000	85	06/25/10	07/25/10	27,807,667	8.99514	10.000000
36	05/25/06	06/25/06	88,389,230	8.70473	10.000000	86	07/25/10	08/25/10	27,153,568	8.70497	10.000000
37	06/25/06	07/25/06	86,341,652	8.99490	10.000000	87	08/25/10	09/25/10	26,514,597	8.70498	10.000000
38	07/25/06	08/25/06	84,341,028	8.70475	10.000000	88	09/25/10	10/25/10	25,890,408	8.99514	10.000000
39	08/25/06	09/25/06	82,386,286	8.70475	10.000000	89	10/25/10	11/25/10	25,280,662	8.70498	10.000000
40	09/25/06	10/25/06	80,476,381	8.99492	10.000000	90	11/25/10	12/25/10	24,685,029	8.99515	10.000000
41	10/25/06	11/25/06	78,610,290	8.70477	10.000000	91	12/25/10	01/25/11	24,103,185	8.70498	10.000000
42	11/25/06	12/25/06	76,787,014	8.99493	10.000000	92	01/25/11	02/25/11	23,534,814	8.70498	10.000000
43	12/25/06	01/25/07	75,005,577	8.70478	10.000000	93	02/25/11	03/25/11	22,979,606	9.63766	10.000000
44	01/25/07	02/25/07	73,265,025	8.70478	10.000000	94	03/25/11	04/25/11	22,437,261	8.70499	10.000000
45	02/25/07	03/25/07	71,564,424	9.63745	10.000000	95	04/25/11	05/25/11	21,907,483	8.99515	10.000000
46	03/25/07	04/25/07	69,902,865	8.70480	10.000000	96	05/25/11	06/25/11	21,389,984	8.70499	10.000000
47	04/25/07	05/25/07	68,279,455	8.99496	10.000000	97	06/25/11	07/25/11	20,884,482	8.99516	10.000000
48	05/25/07	06/25/07	66,693,325	8.70481	10.000000	98	07/25/11	08/25/11	20,390,702	8.70499	10.000000
49	06/25/07	07/25/07	65,143,624	8.99497	10.000000	99	08/25/11	09/25/11	19,908,375	8.70499	10.000000
50	07/25/07	08/25/07	63,629,521	8.70482	10.000000	100	09/25/11	10/25/11	0	0.00000	0.000000

Effective Net WAC Rate Schedule

Period	Net WAC Rate (1,2,3)	Period	Net WAC Rate (1,2,3)	Period	Net WAC Rate (1,2,3)
1	8.06335%	40	10.00000%	79	10.00000%
2	10.00000%	41	10.00000%	80	10.00000%
3	10.00000%	42	10.00000%	81	10.00000%
4	10.00000%	43	10.00000%	82	10.00000%
5	10.00000%	44	10.00000%	83	10.00000%
6	10.00000%	45	10.00000%	84	10.00000%
7	10.00000%	46	10.00000%	85	10.00000%
8	10.00000%	47	10.00000%	86	10.00000%
9	10.00000%	48	10.00000%	87	10.00000%
10	10.00000%	49	10.00000%	88	10.00000%
11	10.00000%	50	10.00000%	89	10.00000%
12	10.00000%	51	10.00000%	90	10.00000%
13	10.00000%	52	10.00000%	91	10.00000%
14	10.00000%	53	10.00000%	92	10.00000%
15	10.00000%	54	10.00000%	93	10.00000%
16	10.00000%	55	10.00000%	94	10.00000%
17	10.00000%	56	10.00000%	95	10.00000%
18	10.00000%	57	10.00000%	96	10.00000%
19	10.00000%	58	10.00000%	97	10.00000%
20	10.00000%	59	10.00000%	98	10.00000%
21	10.00000%	60	10.00000%	99	10.00000%
22	10.00000%	61	10.00000%		
23	10.00000%	62	10.00000%		
24	10.00000%	63	10.00000%		
25	10.00000%	64	10.00000%		
26	10.00000%	65	10.00000%		
27	10.00000%	66	10.00000%		
28	10.00000%	67	10.00000%		
29	10.00000%	68	10.00000%		
30	10.00000%	69	10.00000%		
31	10.00000%	70	10.00000%		
32	10.00000%	71	10.00000%		
33	10.00000%	72	10.00000%		
34	10.00000%	73	10.00000%		
35	10.00000%	74	10.00000%		
36	10.00000%	75	10.00000%		
37	10.00000%	76	10.00000%		
38	10.00000%	77	10.00000%		
39	10.00000%	78	10.00000%		

(1) One Month LIBOR is increased to 20% on the first Distribution Date.
(2) Includes proceeds from the Yield Maintenance Agreement.
(3) Adjusted to actual/360.

Mortgage Loans
Scheduled Balances as of the Cut-off Date

			Minimum		Maximum	
TOTAL OUTSTANDING PRIN BAL:	$198,971,170					
NUMBER OF LOANS:	4,943					
AVG ORIGINAL LOAN AMOUNT:	$40,459.27		$10,000.00		$300,000.00	
AVG OUTSTANDING PRINCIPAL BALANCE:	$40,253.12		$7,153.40		$298,518.68	
WAVG CURRENT LOAN RATE:	11.332	%	6.000	%	14.250	%
WAVG ORIGINAL TERM:	215	months	120	months	360	months
WAVG REMAINING TERM:	207	months	106	months	352	months
WAVG COMBINED LTV:	99.22	%	55.00	%	100.00	%
WAVG CREDIT SCORE:	666		600		814	
FIRST PAY DATE:			Dec 01, 2001		Dec 01, 2002	
MATURITY DATE:			Apr 01, 2012		Oct 01, 2032	

TOP PROPERTY STATE CONC ($):	55.39 % California, 4.85 % Florida, 3.39 % Oregon
MAXIMUM ZIP CODE CONC ($):	0.45 % 91911

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

PRINCIPAL BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
7,153 - 50,000	3,648	103,941,728.34	52.24
50,001 - 100,000	1,147	76,069,446.68	38.23
100,001 - 150,000	132	15,951,017.99	8.02
150,001 - 200,000	14	2,461,542.83	1.24
200,001 - 250,000	1	248,915.46	0.13
250,001 - 298,519	1	298,518.68	0.15
Total	4,943	198,971,169.98	100.00

ORIGINAL TERM (MONTHS)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
120	125	3,376,754.17	1.70
180	2,144	76,146,134.34	38.27
240	2,656	118,769,801.13	59.69
360	18	678,480.34	0.34
Total	4,943	198,971,169.98	100.00

REMAINING TERM (MONTHS)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
106 - 108	3	125,118.06	0.06
109 - 114	122	3,251,636.11	1.63
157 - 162	1	34,922.16	0.02
163 - 168	20	881,813.10	0.44
169 - 174	2,123	75,229,399.08	37.81
223 - 228	1	20,953.60	0.01
229 - 234	2,655	118,748,847.53	59.68
349 - 352	18	678,480.34	0.34
Total	4,943	198,971,169.98	100.00

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	3,535	135,869,740.77	68.29
PUD	847	40,253,618.22	20.23
Condominium	424	16,954,506.46	8.52
Two-Four Family	136	5,867,097.86	2.95
Manufactured Housing	1	26,206.67	0.01
Total	4,943	198,971,169.98	100.00

OCCUPANCY STATUS	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	4,934	198,660,705.66	99.84
Non-owner	7	231,085.25	0.12
Second Home	2	79,379.07	0.04
Total	4,943	198,971,169.98	100.00

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	4,447	178,724,421.11	89.82
Cash Out Refinance	398	16,164,263.97	8.12
Rate/Term Refinance	98	4,082,484.90	2.05
Total	4,943	198,971,169.98	100.00

COMBINED LOAN-TO-VALUE RATIO (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
55.00 - 55.00	1	192,602.81	0.10
70.01 - 75.00	1	248,915.46	0.13
75.01 - 80.00	4	469,053.36	0.24
80.01 - 85.00	6	543,225.20	0.27
85.01 - 90.00	76	4,082,435.95	2.05
90.01 - 95.00	243	12,953,614.73	6.51
95.01 - 100.00	4,612	180,481,322.47	90.71
Total	4,943	198,971,169.98	100.00

PROPERTY STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	34	771,746.63	0.39
Arizona	98	3,049,970.11	1.53
California	1,953	110,200,465.72	55.39
Colorado	94	4,104,947.07	2.06
Connecticut	34	1,190,119.38	0.60
Delaware	2	41,555.69	0.02
Florida	332	9,657,304.42	4.85
Georgia	125	4,087,050.11	2.05
Idaho	12	275,953.23	0.14
Illinois	103	3,176,845.30	1.60
Indiana	65	1,360,898.09	0.68
Iowa	23	397,518.51	0.20
Kansas	12	352,730.95	0.18
Kentucky	44	933,879.41	0.47
Louisiana	6	125,935.57	0.06
Maine	6	201,192.18	0.10
Maryland	42	1,663,435.62	0.84
Massachusetts	42	1,715,746.52	0.86
Michigan	117	3,417,933.58	1.72
Minnesota	37	1,368,452.86	0.69
Mississippi	23	509,691.63	0.26
Missouri	60	1,425,237.73	0.72
Montana	3	86,029.00	0.04
Nebraska	18	402,736.14	0.20
Nevada	106	3,698,908.67	1.86
New Hampshire	16	531,972.03	0.27
New Jersey	13	415,588.06	0.21
New Mexico	13	427,209.11	0.21
New York	50	1,808,757.31	0.91
North Carolina	100	2,703,552.85	1.36
Ohio	218	5,291,622.15	2.66
Oklahoma	7	131,023.84	0.07
Oregon	208	6,739,806.88	3.39
Pennsylvania	50	1,200,549.72	0.60
Rhode Island	12	403,718.87	0.20
South Carolina	57	1,365,295.91	0.69
South Dakota	3	50,761.42	0.03
Tennessee	237	5,537,251.04	2.78
Texas	207	5,838,789.98	2.93

PROPERTY STATE (cont.)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Utah	126	3,975,837.13	2.00
Vermont	1	17,512.08	0.01
Virginia	34	1,120,974.49	0.56
Washington	159	6,132,307.60	3.08
West Virginia	1	10,859.21	0.01
Wisconsin	36	959,553.90	0.48
Wyoming	4	91,942.28	0.05
Total	4,943	198,971,169.98	100.00

DOCUMENTATION LEVEL	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	4,798	192,307,848.20	96.65
Limited Income Verification	145	6,663,321.78	3.35
Total	4,943	198,971,169.98	100.00

CREDIT SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
600 - 600	66	1,717,693.25	0.86
601 - 650	2,519	85,800,862.49	43.12
651 - 700	1,462	64,409,051.50	32.37
701 - 750	677	34,665,195.50	17.42
751 - 800	215	12,244,790.58	6.15
801 - 814	4	133,576.66	0.07
Total	4,943	198,971,169.98	100.00

CURRENT LOAN RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6.000 - 6.000	10	383,658.06	0.19
7.001 - 8.000	1	192,602.81	0.10
8.001 - 9.000	238	5,690,436.12	2.86
9.001 - 10.000	829	45,119,206.17	22.68
10.001 - 11.000	762	37,360,360.84	18.78
11.001 - 12.000	1,083	43,722,118.80	21.97
12.001 - 13.000	1,386	48,657,878.13	24.45
13.001 - 14.000	633	17,821,005.85	8.96
14.001 - 14.250	1	23,903.20	0.01
Total	4,943	198,971,169.98	100.00

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Fixed Rate Balloon	4,667	189,995,382.74	95.49
Fixed Rate Fully Amortizing	276	8,975,787.24	4.51
Total	4,943	198,971,169.98	100.00

DELINQUENCY STATUS	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Current	4,866	196,399,778.64	98.71
30 Days Delinquent	54	1,834,322.95	0.92
60 Days Delinquent	23	737,068.39	0.37
Total	4,943	198,971,169.98	100.00

PREPAYMENT TERM (MONTHS)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	1,349	40,887,843.46	20.55
12	54	2,095,659.68	1.05
24	3,529	155,608,076.31	78.21
36	11	379,590.53	0.19
Total	4,943	198,971,169.98	100.00

POOL POLICY COVERAGE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Covered Mortgage Loan	4,845	195,537,668.60	98.27
Uncovered Mortgage Loan	98	3,433,501.38	1.73
Total	4,943	198,971,169.98	100.00

PREPAYMENT PENALTY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Prepayment Penalty	1,349	40,887,843.46	20.55
Prepayment Penalty	3,594	158,083,326.52	79.45
Total	4,943	198,971,169.98	100.00